

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2015

Ketan Mehta
President and Chief Executive Officer
Majesco
5 Penn Plaza, 14th Floor
New York, NY 10001

     Re: Majesco
            Amendment No. 1 to Registration Statement on Form S-4
            Filed April 1, 2015
            File No. 333-202180

Dear Mr. Mehta:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments, we are referring to our letter dated March 19, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Summary

Majesco Reorganization, page 13

1.   You state that the India-based offshore insurance-related business of Mastek has not yet been transferred to Majesco. Please disclose here that Majesco's financial statements have been prepared assuming that this transfer has already occurred.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro-Forma Condensed Combined Financial Information, page 137

2.   Your response to prior comment 14 indicates that fluctuation in the valuation of Cover-All may be material prior to closing, which would result in increase/decrease to the resulting goodwill balance. Please revise to include an additional pro forma presentation which provides a sensitivity analysis that gives effect to the range of possible results (i.e., increase/decrease to goodwill). Refer to Rule 11-02(b)(8) of Regulation S-X.

Note 3. Pro-Forma Adjustments

h) Restructuring expenses, page 141

3.   In response to prior comment 15, we note that you removed the pro-forma adjustment
        pertaining to the restructuring charges recognized in the Statements of Operations of
        Cover-All from the Unaudited Pro-Forma Condensed Combined Statement of Operation
        for the year ended March 31, 2014. However, we note that the "Restructuring Charges"
        line item still includes the reference to Note No. 3(h). Please revise to remove the
        reference.

Cover-All's Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 168

4.   We note that you revised the direct margin on page 168 for fiscal year 2013 and 2012 in
        response to prior comment 19. However, the total revenue and cost of revenues does not
        net to the revised direct margin. Please revise.

5.   We note that you revised the disclosure on page 168 to include the amortization of
        capitalized software for fiscal year 2013 and 2012 in response to prior comment 20.
        However, the total operating expense does not reflect the change. Please revise.

6.   We also note that the changes you made in the table on page 168 were not reflected in the
        operating income (loss), income (loss) before income taxes, and net (loss) income.
        Please revise.

Management of the Combined Company Following the Merger, page 175

7.   Please update your executive compensation disclosure, including the director
        compensation and summary compensation tables for Majesco, for the fiscal year ended
        March 31, 2015, Majesco's most recently completed fiscal year. For guidance, refer to
        our Regulation S-K Compliance and Disclosure Interpretation Question 117.05. In
        addition, given that the fiscal year-ends differ for Majesco and Cover-All, please ensure
        that each table specifies the fiscal year-end (i.e., month, day, year) when referring to
        either company's fiscal year-end.

Management of the Combined Company following the Merger

Related Person Transactions, page 185

8.   We note your response to prior comment 21. Please tell us what consideration you gave
        to filing the purchase agreement with respect to MSS India.

Majesco Financial Statements

Notes to Combines Financial Statements

Note 2. Summary of Significant Accounting Policies

k. Revenue and cost recognition, page F-11

9.   We note your response to prior comment 25 that you established vendor-specific objective evidence (VSOE) of fair value for post-contract support (PCS) based on historical renewal rates. Please tell us more about your methodology for establishing VSOE including how you determined the renewal rates are substantive. In this regard, please provide the price range of renewal rates provided to your customers, the percentage of PCS arrangements that fall within this price range and what percentage of your customers actually renew at such rates. Also, describe various factors that affect your VSOE analysis including, but not limited to, customer type, geographic region and purchase volume. Please also provide similar information related to your establishment of VSOE for your hosting services based on your response to prior comment 27.

10.   Your response to prior comment 25 states that you will expand the disclosure to incorporate the requirements under 985-605-50 for multiple-element arrangements in future Exchange Act filings. Please revise to include this information in your next amendment to the Form S-4.

11.   Your response to prior comment 27 states that you will expand the disclosure in future Exchange Act filings. Please revise to include this information in your next amendment to the Form S-4.

Note 14. Income Taxes, page F-23

12.   Your response to comment 29 states that undistributed earnings that are indefinitely reinvested relates to non-U.S. subsidiaries only. However, your disclosure on page F-26 states that you have not provided income taxes on undistributed earnings of U.S. subsidiaries that are indefinitely reinvested. Please revise to correct this inconsistency in your disclosure.

13.   Your response to prior comment 30 states that you will expand the disclosure to adhere to the requirements of ASC 740 in future Exchange Act filings. Please revise to include this information in your next amendment to the Form S-4.

Note 15. Employee Stock Option Plan, page F-26

14.   Your response to prior comment 31 states that you will disclose the following in future Exchange Act filings: the use of the simplified method, the reason why it was used; which stock options were valued using this method if all stock options were not valued

using this method and the periods it was used if it was not used in all periods; and the additional disclosure requirements under ASC 718. Please revise to include this information in your next amendment to the Form S-4.

<u>Cover-All Technologies Inc. Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note (1) Summary of Significant Accounting Policies</u>

<u>Capitalized Software Development Costs, page F-57</u>

15.   We note your response to prior comment 32. Considering ASC 985-20-45-1 requires such costs to be classified as cost of sales or similar expense category, please revise to reclassify the amortization of capitalized software development costs from Operating Expenses-Amortization of Capitalized Software to Cost of Revenues-Licenses, or alternatively, present such costs as a separate line item under cost of revenues.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                      Sincerely,

                                                      /s/ Maryse Mills-Apenteng

                                                      Maryse Mills-Apenteng
                                                      Special Counsel

cc: Valérie Demont, Esq.
        Pepper Hamilton LLP